UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): February 4, 2022 Discovery, Inc. (Exact name of registrant as specified in its charter) Commission File Number: 001-34177 Delaware 35-2333914 (State or other jurisdiction of incorporation) (IRS Employer Identification No.) 230 Park Avenue South New York, New York 10003 (Address of principal executive offices, including zip code) 212-548-5555 (Registrant's telephone number, including area code) (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: [☒] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) [☐] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) [☐] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) [☐] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Series A Common Stock DISCA Nasdaq Series B Common Stock DISCB Nasdaq Series C Common Stock DISCK Nasdaq Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure On February 4, 2022 David Zaslav, President and Chief Executive Officer of Discovery, Inc. (the "Company") appeared on CNBC's Squawk Box and indicated that, assuming the pending merger between the Company and WarnerMedia successfully closes, the combined company is projected to have 2023 adjusted EBITDA of approximately $14 billion. Cautionary Statement Concerning Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statements filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Spinco and Discovery filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery, and a registration statement on Form S-4 and Form S-1 by Spinco containing a preliminary prospectus of Spinco. The information in each preliminary prospectus and the preliminary proxy statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http:// www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available.

Item 9.01. Financial Statements and Exhibits 101 Inline XBRL Instance Document - the instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the Inline XBRL document 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Discovery, Inc. Date: February 4, 2022 By: /s/ Bruce Campbell Bruce Campbell Chief Development, Distribution and Legal Officer